File No. 812-

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION FOR AN ORDER PURSUANT TO SECTION 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4) OF THE ACT

WHITEHORSE FINANCE, INC.,

H.I.G. WHITEHORSE ADVISERS, LLC,

H.I.G. BAYSIDE DEBT & LBO FUND II, L.P.,

H.I.G. BAYSIDE LOAN OPPORTUNITY FUND II, L.P.,

H.I.G. BAYSIDE LOAN OPPORTUNITY FUND III (EUROPE-EURO), L.P.,

H.I.G. BAYSIDE LOAN OPPORTUNITY FUND III (EUROPE-US$), L.P.,

BAYSIDE CAPITAL, INC.,

H.I.G. CAPITAL, LLC,

WHITEHORSE VI, LTD., AND

H.I.G. WHITEHORSE CAPITAL, LLC

1450 Brickell Avenue, 31st Floor

Miami, FL 33131

(305) 379-2322

All Communications, Notices and Orders to:

Richard Siegel

H.I.G. WhiteHorse Advisers, LLC

1450 Brickell Avenue, 31st Floor

Miami, FL 33131

(305) 379-2322

Copies to:

David J. Harris

Thomas J. Friedmann

Dechert LLP

1900 K Street, N.W.

Washington, DC 20006

Telephone: (202) 261-3300

Facsimile: (202) 261-3333

February 5, 2013

NTD: Confirm relevant funds and discuss including additional WhiteHorse funds.

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

)
In the Matter of:	)
)
WHITEHORSE FINANCE, INC.,
H.I.G. WHITEHORSE ADVISERS, LLC,	)
H.I.G. BAYSIDE DEBT & LBO FUND II, L.P.,	)
H.I.G. BAYSIDE LOAN OPPORTUNITY FUND II, L.P.,	)	APPLICATION FOR AN ORDER
H.I.G. BAYSIDE LOAN OPPORTUNITY FUND III (EUROPE-EURO), L.P.,		PURSUANT TO SECTION 57(i) OF THE INVESTMENT COMPANY ACT OF 1940
H.I.G. BAYSIDE LOAN OPPORTUNITY FUND III (EUROPE-US$), L.P.,		AND RULE 17d-1 UNDER THE ACT TO PERMIT CERTAIN JOINT
BAYSIDE CAPITAL, INC.,	)	TRANSACTIONS OTHERWISE
H.I.G. CAPITAL, LLC,	)	PROHIBITED BY SECTION 57(a)(4) OF
WHITEHORSE VI, LTD., AND	)	THE ACT
H.I.G. WHITEHORSE CAPITAL, LLC

1450 Brickell Avenue, 31st Floor	)
Miami, FL 33131)
(305) 379-2322)
)
File No. 812-)
Investment Company Act of 1940)
)

WhiteHorse Finance, Inc. (collectively with its consolidated subsidiaries, the “Company”), H.I.G. Bayside Debt & LBO Fund II, L.P., H.I.G. Bayside Loan Opportunity Fund II, L.P., H.I.G. Bayside Loan Opportunity Fund III (Europe-Euro), L.P., H.I.G. Bayside Loan Opportunity Fund III (Europe-US$), L.P. and WhiteHorse VI, Ltd. (together with H.I.G. Bayside Debt & LBO Fund II, L.P., H.I.G. Bayside Loan Opportunity Fund II, L.P., H.I.G. Bayside Loan Opportunity Fund III (Europe-Euro), L.P. and H.I.G. Bayside Loan Opportunity Fund III (Europe-US$), L.P., the “Funds”), H.I.G. WhiteHorse Advisers, LLC (the “Company Adviser”), Bayside Capital, Inc. and H.I.G. WhiteHorse Capital, LLC (each, a “Fund Adviser” and, collectively, the “Fund Advisers” and, together with the Company Adviser, each, an “Adviser” and, together, the “Advisers”1) and H.I.G. Capital, LLC (collectively, the “Applicants”) hereby apply for an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 thereunder, authorizing certain joint transactions that otherwise may be prohibited by Section 57(a)(4) of the 1940 Act.

In particular, the relief requested in this application (the “Application”) would allow the Company, on the one hand, and the Funds and any future entity that is advised by an Adviser, H.I.G. Capital, LLC or any other currently existing or future investment adviser controlling, controlled by or under common control with the Advisers and that is an affiliated person as defined in Section 2(a)(3)(C) or 2(a)(3)(D) of the 1940 Act of the Company (each, a “Future Adviser”) that may be prohibited from co-investing with the Company by reason of Section 57 of the 1940 Act (each, a “Future Co-Investment Affiliate”2 and, collectively with the Funds, each a “Co-Investment Affiliate” and, collectively, the “Co-Investment Affiliates”), on the other hand, to co-invest in the same issuers of securities (each issuer, a “portfolio company” and, collectively, the “portfolio companies”).

All existing entities that currently intend to rely on the Order have been named as Applicants and any Future Co-Investment Affiliate that may rely on the Order in the future will comply with its terms and conditions.

I.	GENERAL DESCRIPTION OF THE APPLICANTS

A.	The Company

[1]	The Advisers are affiliates of, and indirectly controlled by, Sami Mnaymneh and Anthony Tamer.
[2]	The Advisers expect that any Future Co-Investment Affiliate will either be registered under the 1940 Act or exempt from registration as provided by Section 3(c)(1) or 3(c)(7) of the 1940 Act.

WhiteHorse Finance, LLC was formed as H.I.G. WhiteHorse Holdings, LLC, a limited liability company organized under the Delaware Limited Liability Company Act, in December 2011 and commenced operations on January 1, 2012. H.I.G. WhiteHorse Holdings, LLC changed its name to WhiteHorse Finance, LLC on April 18, 2012. WhiteHorse Finance, LLC elected to be treated as a business development company (“BDC”) under the 1940 Act in December 2012.3 Following its election to be treated as a BDC, WhiteHorse Finance, LLC converted to WhiteHorse Finance, Inc., a Delaware corporation, which is an externally managed, non-diversified, closed-end management investment company. In connection with the conversion, the Company succeeded to the business of WhiteHorse Finance, LLC, and the members of WhiteHorse Finance, LLC became stockholders of the Company. The Company’s principal place of business is 1450 Brickell Avenue, 31st Floor, Miami, FL 33131.

The Company has filed a registration statement on Form 8-A under the Securities Exchange Act of 1934, as amended (the “1934 Act”), a registration statement on Form N-2 under the 1934 Act and a notification of election to be subject to Sections 55 through 65 of the 1940 Act on Form N-54A. As a BDC, the Company is subject to the periodic reporting requirements under Section 13(a) of the 1934 Act.

The Company’s investment objective is to generate current income and capital appreciation by making investments generally in the range of $10 million to $50 million primarily in debt investments of privately held, small-capitalization (“small-cap”) companies located in North America. The Company defines small-cap companies as those companies with enterprise values between $50 million and $350 million. The Company’s goal is to generate attractive risk-adjusted returns by assembling a broad portfolio of investments. The Company invests primarily in first lien and second lien loans and senior debt securities, though it may also opportunistically make investments at other levels of a borrower’s capital structure, including mezzanine loans or equity interests.

The Company maintains a five-member board of directors (the “Board”) of which three members are not “interested persons” of the Company within the meaning of Section 2(a)(19) of the 1940 Act (the “Independent Directors”).

B.	The Funds

H.I.G. Bayside Debt & LBO Fund II, L.P. was formed as a limited partnership under the Delaware Revised Uniform Limited Partnership Act on March 12, 2008. H.I.G. Bayside Debt & LBO Fund II, L.P. is a separate and distinct legal entity and relies on the exemption from registration provided by Section 3(c)(7) of the 1940 Act. H.I.G. Bayside Debt & LBO Fund II, L.P. is operated in accordance with a partnership agreement.

H.I.G. Bayside Loan Opportunity Fund II, L.P. was formed as a limited partnership under the Delaware Revised Uniform Limited Partnership Act on October 29, 2009. H.I.G. Bayside Loan Opportunity Fund II, L.P. is a separate and distinct legal entity and relies on the exemption from registration provided by Section 3(c)(7) of the 1940 Act. H.I.G. Bayside Loan Opportunity Fund II, L.P. is operated in accordance with a partnership agreement.

H.I.G. Bayside Loan Opportunity Fund III (Europe-Euro), L.P. was formed as a limited partnership under the laws of the Cayman Islands in 2012. H.I.G. Bayside Loan Opportunity Fund III (Europe-Euro), L.P. is a separate and distinct legal entity and relies on the exemption from registration provided by Section 3(c)(7) of the 1940 Act. H.I.G. Bayside Loan Opportunity Fund III (Europe-Euro), L.P. is operated in accordance with a limited partnership agreement.

H.I.G. Bayside Loan Opportunity Fund III (Europe-US$), L.P. was formed as a limited partnership under the laws of the Cayman Islands in 2012. H.I.G. Bayside Loan Opportunity Fund III (Europe-US$), L.P. is a separate and distinct legal entity and relies on the exemption from registration provided by Section 3(c)(7) of the 1940 Act. H.I.G. Bayside Loan Opportunity Fund III (Europe-US$), L.P. is operated in accordance with a limited partnership agreement.

WhiteHorse VI, Ltd. was formed as an exempted company under the laws of the Cayman Islands in 2012. WhiteHorse VI, Ltd. is a separate and distinct legal entity and relies on the exemption from registration provided by Section 3(c)(7) of the 1940 Act. WhiteHorse VI, Ltd. is operated in accordance with a memorandum and articles of association.

The Funds seek to invest primarily in small and middle-cap companies and institutions and, in the case of WhiteHorse VI, Ltd., large-cap companies and institutions. Possible investments in such companies and institutions include (i) secured debt (including first lien, second lien, unitranche and one-stop loans and loans secured by receivables relating to financial assets (e.g., consumer loans)), (ii) unsecured debt (such as mezzanine loans, convertible/exchange loans or bonds), (iii) special situation investments (such as rescue financing, working capital and bridge loans), (iv) equity, warrants and equity-linked investments issued in connection with loan originations or as a result of restructurings, (v) bankruptcy financing (such as debtor-in-possession and exit loans) and (vi) equity and lower-rated debt tranches that constitute equity in collateralized loan obligation securitization vehicles managed by the Fund Advisers or any affiliate thereof.

[3]

Section 2(a)(48) of the 1940 Act defines a BDC as any closed-end investment company that operates for the purpose of making investments in securities described in Sections 55(a)(1) through 55(a)(3) of the 1940 Act and makes available significant managerial assistance with respect to the issuers of such securities.

There may be overlap between the Company’s investment objectives and the investment objectives of the Funds and, as a result, investments in certain portfolio companies would be appropriate co-investments for both the Company and the Funds. Both the Funds and the Company will seek to invest primarily in debt securities of U.S.-based small-cap companies.

C.	The Advisers

The Advisers are affiliates of, and indirectly controlled by, Messrs. Mnaymneh and Tamer. Any Future Co-Investment Affiliate will be advised by an Adviser or a Future Adviser. Any such Future Co-Investment Affiliate may seek to co-invest with the Company, the Funds and any other then-existing Future Co-Investment Affiliate.

1. The Company Adviser

H.I.G. WhiteHorse Advisers, LLC was organized as a limited liability company under the Delaware Limited Liability Company Act on May 11, 2012 and is privately held. The Company Adviser is registered with the Commission pursuant to Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

The Company Adviser has entered into a staffing agreement with Bayside Capital, Inc. under which Bayside Capital, Inc. has agreed to make experienced investment professionals available to the Company Adviser and to provide access to the senior investment personnel of Bayside Capital, Inc. and to certain members of the investment committee of H.I.G. Capital, LLC.

The Company Adviser currently manages the investment activities of the Company pursuant to an investment advisory agreement (the “Company Advisory Agreement”). The Company Adviser is responsible for sourcing potential investments, conducting research and diligence on prospective investments and equity sponsors, analyzing investment opportunities and structuring and monitoring investments on an ongoing basis for the Company. The investment committee of the Company Adviser consists of the following seven members: John Bolduc, Jay Carvel, Pankaj Gupta, Mr. Mnaymneh, Lewis Schoenwetter, Mr. Tamer and Ethan Underwood.

2. The Fund Advisers

Bayside Capital, Inc. was organized as a Florida corporation on August 31, 2004 and is privately held. Bayside Capital, Inc. itself is not registered with the Commission pursuant to Section 203 of the Advisers Act. However, Bayside Capital, Inc. is a “relying adviser” of H.I.G. Capital, LLC.4

H.I.G. WhiteHorse Capital, LLC was formed as a limited liability company under the Delaware Limited Liability Company Act on July 7, 2011. H.I.G. WhiteHorse Capital, LLC itself is not registered with the Commission pursuant to Section 203 of the Advisers Act. However, H.I.G. WhiteHorse Capital, LLC is a “relying adviser” of H.I.G. Capital, LLC.

The Fund Advisers each manage the investment activities of the Funds pursuant to an investment advisory agreement (together with the Company Advisory Agreement, the “Advisory Agreements”). The Fund Advisers are responsible for sourcing potential investments, conducting research and diligence on prospective investments and equity sponsors, analyzing investment opportunities and structuring and monitoring investments on an ongoing basis for the Funds.

D.	H.I.G. Capital, LLC

H.I.G. Capital, LLC is an alternative investment and asset management firm. A predecessor of H.I.G. Capital, LLC was founded in 1993 by Messrs. Mnaymneh and Tamer. H.I.G. Capital, LLC remains privately held. H.I.G. Capital, LLC is registered with the Commission pursuant to Section 203 of the Advisers Act. As of September 30, 2012, H.I.G. Capital, LLC had over $10 billion of committed and invested capital under management and a team of approximately 390 employees, including 260 investment professionals. H.I.G. Capital, LLC is headquartered in Miami, Florida.

II.	RELIEF FOR PROPOSED CO-INVESTMENTS

A.	Co-Investment in Portfolio Companies by the Company and the Co-Investment Affiliates

[4]	See American Bar Association, Business Law Section, SEC No-Action Letter, available at http://www.sec.gov/divisions/investment/noaction/2012/aba011812.htm (January 18, 2012).

1. Mechanics of the Co-Investment Program

As described above, the Company Adviser and the Fund Advisers manage the Company and the Funds pursuant to their respective Advisory Agreements. The Company Adviser anticipates that it will determine that certain investments it recommends to the Company would also be appropriate investments for a Co-Investment Affiliate. Likewise, each of the Fund Advisers anticipates that it will determine that certain investments it recommends to the Funds would also be appropriate investments for the Company. Further, the Applicants anticipate that an Adviser or a Future Adviser will determine that certain investments it recommends to a Future Co-Investment Affiliate will also be appropriate investments for the Company. Such a determination may result in the Company and a Co-Investment Affiliate co-investing in certain investments. “Co-Investment Transaction” means any transaction in which the Company participated together with a Co-Investment Affiliate in reliance on the requested Order. “Potential Co-Investment Transaction” means any investment opportunity in which the Company could not participate together with one or more Co-Investment Affiliates without obtaining and relying on the Order.

As there may be overlap between the Company’s and the Co-Investment Affiliates’ investment objectives and investment policies, the Advisers anticipate that opportunities for potential Co-Investment Transactions will arise when the Advisers become aware of investment opportunities that may be appropriate for both the Company and a Co-Investment Affiliate. A portfolio company that is an appropriate investment for one entity may be an appropriate investment for two or more entities, with certain exceptions based on available capital, as discussed below.

Upon issuance of the requested Order, in such cases, investment opportunities that are presented to the Company are expected to be referred to the Co-Investment Affiliates, and vice versa, and such investment opportunities may result in a Co-Investment Transaction. For each such referral, the Company Adviser will consider only the investment objective, investment policies, investment position, investment strategies, investment restrictions, regulatory and tax requirements, capital available for investment and other pertinent factors applicable to the Company. Likewise, when selecting investments for a Co-Investment Affiliate, the Fund Adviser or the applicable Future Adviser will select investments separately for the Co-Investment Affiliate, considering only the investment objective, investment policies, investment position, investment strategies, investment restrictions, regulatory and tax requirements, capital available for investment and other pertinent factors applicable to such Co-Investment Affiliate.

Under the Co-Investment Program, co-investment between the Company and the Co-Investment Affiliates is expected to be the norm, and the Applicants anticipate that the Company and the Co-Investment Affiliates would routinely co-invest in Co-Investment Transactions. Each Co-Investment Transaction would be allocated between the Company and the Co-Investment Affiliates participating in the Co-Investment Transaction. Each Co-Investment Transaction and the proposed allocation of such Co-Investment Transaction would be approved prior to the actual investment by the required majority (within the meaning of Section 57(o) of the 1940 Act) (the “Required Majority”) of the Company.5

All subsequent activity, such as sales, exchanges or other dispositions of or an additional investment in a portfolio company (each, a “follow-on investment”), that resulted from a Co-Investment Transaction will be made pursuant to the conditions contained in this Application. The Co-Investment Program requires that the terms, conditions, price, class of securities, settlement date and registration rights applicable to any Co-Investment Affiliate’s investment be the same as those applicable to the Company’s investment.

2. Reasons for Co-Investing

It is expected that co-investment in portfolio companies by the Company and the Co-Investment Affiliates will increase favorable investment opportunities for the Company and the Co-Investment Affiliates. The Co-Investment Program will be effected only if it is approved by the Required Majority on the basis that it would be advantageous for the Company to have the additional capital from the Co-Investment Affiliates available to meet the funding requirements of attractive investments in portfolio companies. A BDC that makes investments of the type contemplated by the Company typically limits its participation in any one transaction to a specific dollar amount, which may be determined by legal or internally imposed prudential limits on exposure in a single investment. In view of the foregoing, in cases where the Company Adviser identifies investment opportunities requiring larger capital commitments, it must seek the participation of other entities with similar investment styles. The availability of a Co-Investment Affiliate as an investing partner of the Company may alleviate some of that necessity in certain circumstances.

The Company could lose some investment opportunities if it is unable to provide “one-stop” financing to a potential portfolio company. Portfolio companies may reject an offer of funding arranged by the Company Adviser due to the Company’s inability to commit the full amount of financing required by the portfolio company in a timely manner (i.e., without the delay that typically would

[5]

The term “Required Majority,” when used with respect to the approval of a proposed transaction, plan or arrangement, means both a majority of the Company’s directors who have no financial interest in such transaction, plan or arrangement and a majority of such directors who are not interested persons of the Company.

be associated with obtaining single-transaction exemptive relief from the Commission). By reducing the number of occasions on which the Company’s individual or aggregate investment limits require the Company Adviser to arrange a syndication with unaffiliated entities, the Company will likely be required to forego fewer suitable investment opportunities. With the assets of the Co-Investment Affiliates available for co-investment, there should be an increase in the number of opportunities accessible to the Company.

The Company Adviser and the Board of the Company believe that it would be advantageous for the Company to co-invest with the Co-Investment Affiliates and that such investments would be consistent with the investment objective, investment policies, investment position, investment strategies, investment restrictions, regulatory and tax requirements, capital available for investment and other pertinent factors applicable to the Company.

The Company Adviser also believes that co-investment by the Company and the Co-Investment Affiliates will afford the Company the ability to achieve greater diversification and, together with the Co-Investment Affiliates, the opportunity to exercise greater influence on the portfolio companies in which the Company and the Co-Investment Affiliates co-invest.

B.	Applicable Law

1. Sections 57(a)(4) and 57(i) of the 1940 Act and Rule 17d-1 thereunder

Section 57(a)(4) of the 1940 Act makes it unlawful for any person who is related to a BDC in a manner described in Section 57(b) of the 1940 Act, acting as principal, knowingly to effect any transaction in which the BDC is a joint or a joint and several participant with that person in contravention of rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC on a basis less advantageous than that of the other participant. Although the Commission has not adopted any rules specifically under Section 57(a)(4) of the 1940 Act, Section 57(i) of the 1940 Act provides that the rules under Section 17(d) of the 1940 Act applicable to registered closed-end investment companies (e.g., Rule 17d-1 under the 1940 Act) are, in the interim, deemed to apply to transactions subject to Section 57(a) of the 1940 Act. Rule 17d-1 under the 1940 Act, as made applicable to BDCs by Section 57(i) of the 1940 Act, prohibits any person who is related to a BDC in a manner described in Section 57(b) of the 1940 Act, acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the BDC is a participant, unless an application regarding the joint enterprise, arrangement or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of the plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted.

In passing upon applications under Rule 17d-1 under the 1940 Act, the Commission considers whether the participation by the BDC in such joint transaction is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

2. Section 57(b) of the 1940 Act

Section 57(b) of the 1940 Act specifies the persons to whom the prohibitions of Section 57(a)(4) of the 1940 Act apply, including: (1) any director, officer, employee or member of an advisory board of a BDC or any person (other than the BDC itself) who is, within the meaning of Section 2(a)(3)(C) of the 1940 Act, an affiliated person6 of any such person; or (2) any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with7 a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC), or any person who is, within the meaning of Section 2(a)(3)(C) of the 1940 Act an affiliated person of such person.

C.	Need For Relief

[6]	Section 2(a)(3)(C) of the 1940 Act defines an “affiliated person” of another person as any person directly or indirectly controlling, controlled by, or under common control with, such other person.
[7]

Section 2(a)(9) of the 1940 Act defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. The definition of “control” clarifies that any person who owns beneficially, either directly or through one or more controlled companies, more than 25% of the voting securities of a company shall be presumed to control such company; any person who does not so own more than 25% of the voting securities of a company shall be presumed not to control such company; and a natural person shall be presumed not to be a controlled person.

Transactions effected as part of the Co-Investment Program could be prohibited by Section 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder without a prior exemptive order of the Commission to the extent that a Co-Investment Affiliate falls within the category of persons described by Section 57(b) of the 1940 Act. Section 57(b) applies to any investment adviser to the Company. Accordingly, the Company Adviser and any deemed affiliate could be deemed to be persons related to the Company in a manner described by Section 57(b) and therefore subject to the restrictions of Section 57(a)(4) and Rule 17d-1 in connection with its participation in the Co-Investment Program.

D.	Requested Relief

Accordingly, the Applicants respectfully request an Order of the Commission, pursuant to Section 57(i) of the 1940 Act and Rule 17d-1 thereunder, permitting the Co-Investment Affiliates to participate with the Company in the Co-Investment Program.

E.	Precedents

The Commission has granted co-investment relief on numerous occasions in the past several years.8 Although various precedents involve somewhat different allocation formulae, approval procedures and presumptions for co-investment transactions to protect the interests of public investors in the BDC applicants than those described in this Application, the Applicants submit that the formulae and procedures set forth as conditions for the relief requested herein are consistent with the range of investor protection found in the cited orders. We note, in particular, that the co-investment protocol to be followed by the Applicants here is substantially similar to the protocol followed by Gladstone Capital Corporation and its affiliates, for which an order was granted on July 26, 2012, Medley Capital Corporation and its affiliates, for which an order was granted on March 26, 2012, NGP Capital Resources Company and its affiliates, for which an order was granted on November 10, 2011, and Ridgewood Capital Management LLC and its affiliates, for which an order was granted on October 21, 2009.9

F.	The Applicants’ Legal Arguments

[8]

Gladstone Capital Corporation, et al. (File No. 812-13878), Release No. IC 30154 (July 26, 2012) (order), Release No. IC 30125 (June 29, 2012) (notice); Medley Capital Corporation, et al. (File No. 812-13787), Release No. IC-30009 (Mar. 26, 2012) (order), Release No. IC-29968 (Feb. 27, 2012) (notice); NGP Capital Resources Company, et al. (File No. 812-13695), Release No. IC-29860 (Nov. 10, 2011) (order), Release No. IC-29831 (Oct. 7, 2011) (notice); Ridgewood Capital Energy Growth Fund, LLC, et al. (File No. 812-13569), Release No. IC-28982 (Oct. 21, 2009) (order), Release No. IC-28931 (Sept. 25, 2009) (notice); Main Street Capital Corporation, et al. (File No. 812-13438), Release No. IC-28295 (June 3, 2008) (order), Release No. IC-28265 (May 8, 2008) (notice); Gladstone Capital Corporation, et al. (File No. 812-12934), Release No. IC-27150 (Nov. 22, 2005) (order), Release No. IC-27120 (Oct. 25, 2005) (notice); meVC Draper Fisher Jurvetson Fund I, Inc., et al. (File No. 812-11998), Release No. IC-24556 (July 11, 2000) (order), Release No. IC- 24496 (June 13, 2000) (notice); Berthel Growth & Income Trust I, et al. (File No. 812-10830), Release No. IC-23864 (June 8, 1999) (order), Release No. IC- 23825 (May 12, 1999) (notice); Technology Funding Venture Capital Fund VI, LLC, et al. (File No. 812-11006), Release No. IC-23610 (Dec. 18, 1998) (order), Release No. IC- 23573 (Nov. 25, 1998) (notice); MACC Private Equities Inc., et al. (File No. 812-11148), Release No. IC-23518 (Nov. 3, 1998) (order), Release No. IC- 23478 (Oct. 6, 1998) (notice); Brantley Capital Corporation, et al. (File No. 812-10544), Release No. IC-22893 (Nov. 18, 1997) (order), Release No. IC-22864 (Oct. 21, 1997) (notice); Renaissance Capital Growth & Income Fund III, Inc. (File No. 812-10354), Release No. IC-22428 (Dec. 31, 1996) (order), Release No. IC-22378 (Dec. 6, 1996) (notice); Sherry Lane Growth Fund, Inc. (File No. 812-10082), Release No. IC-22130 (Aug. 9, 1996) (order), Release No. IC-22060 (July 10, 1996) (notice); Access Capital Strategies Community Investment Fund, Inc. (File No. 812-9786), Release No. IC-21898 (Apr. 16, 1996) (order), Release No. IC-21836 (Mar. 20, 1996) (notice); Ridgewood Electric Power Trust III (File No. 812-9558), Release No. IC-21589 (Dec. 11, 1995) (order), Release No. IC-21472 (Nov. 3, 1995) (notice); MAC Private Equities Inc. (File No. 812-9028), Release No. IC20887 (Feb. 7, 1995) (order), Release No. IC-20831 (Jan. 12, 1995) (notice); Corporate Renaissance Group, Inc. (File No. 812-8978), Release No. IC-20690 (Nov. 8, 1994) (order), Release No. IC-20617 (Oct. 13, 1994) (notice); ML Venture, Partners II. L.P. (File No. 812-7841), Release No. IC-18700 (May 11, 1992) (order), Release No. IC-18652 (Apr. 13, 1992) (notice); Equus Capital Partners, L.P. (File No. 812-7272), Release No. IC-18105 (Apr. 18, 1991) (order), Release No. IC-18058 (Mar. 21, 1991) (notice); Equitable Capital Partners, L.P. (File No. 812-7328), Release No. IC-17925 (Dec. 31, 1990) (order), Release No. IC-17894 (Dec. 5, 1990) (notice); Technology Funding Partners III, L.P. (File No. 812-7355), Release No. IC-17571 (July 5, 1990) (order), Release No. IC-17523 (June 6, 1990) (notice); Berkshire, Partners III, L.P. (File No. 812-7335), Release No. IC-17533 (June 14, 1990) (order), Release No. IC-17496 (May 17, 1990) (notice); ML-Lee Acquisition Fund II, L.P. (File No. 8127133), Release No. IC-17123 (Sept. 1, 1989) (order), Release No. IC-17101 (Aug. 7, 1989) (notice); and The Prospect Group Opportunity Fund, Inc. (File No. 812-7024), Release No. IC16841 (Feb. 27, 1989) (order), Release No. IC-16774 (Jan. 24, 1989) (notice).

[9]	See note 8, supra .

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) of the 1940 Act and made applicable to BDCs by Section 57(i) of the 1940 Act. Rule 17d-1(a) under the 1940 Act permits an otherwise prohibited person, acting as principal, to participate in, or effect a transaction in connection with, a joint enterprise or other joint arrangement or profit-sharing plan in which a BDC is a participant if an application regarding the joint enterprise, arrangement or profit-sharing plan has been filed with the Commission and has been granted by an order issued prior to the submission of such plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted. Rule 17d-1(b) under the 1940 Act states that in passing upon applications under such rule, the Commission shall consider whether the participation by the investment company in such joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

The Applicants submit that the fact that the Required Majority will approve each Co-Investment Transaction before investment, in addition to the other protective conditions set forth in this Application, will ensure that the Company will be treated fairly. The conditions to which the requested relief will be subject are designed to ensure that the principals of the Advisers and any Future Adviser would not be able to favor a Co-Investment Affiliate over the Company through the allocation of investment opportunities between them. Because many attractive investment opportunities for the Company will also be attractive investment opportunities for the Co-Investment Affiliates, the Applicants submit that the Co-Investment Program presents an attractive alternative to instituting an equitable protocol for the allocation of 100% of individual investment opportunities to either the Company or the Co-Investment Affiliates as opportunities arise. The Applicants submit that the Company’s participation in the Co-Investment Transactions will be consistent with the provisions, policies and purposes of the 1940 Act and on a basis that is not different from, or less advantageous than, that of the Co-Investment Affiliates.

G.	Conditions

The Applicants agree that any Order granting the requested relief will be subject to the following conditions:

1. Each time an Adviser considers a Potential Co-Investment Transaction that falls within the Company’s then-current investment objectives and strategies (as described in its registration statement on Form N-2 and other filings made with the Commission by the Company under the 1933 Act, any reports filed by the Company with the Commission under the 1934 Act and the Company’s reports to stockholders, the “Objectives and Strategies”), the Company Adviser will make an independent determination of the appropriateness of such investment for the Company in light of the Company’s then-current circumstances.

2. (a) If the Company Adviser deems the Company’s participation in any Potential Co-Investment Transaction to be appropriate for the Company, it will then determine an appropriate level of investment for the Company;

(b) If the aggregate amount recommended by the Company Adviser to be invested in such Potential Co-Investment Transaction by the Company, together with the amount proposed to be invested by the Co-Investment Affiliates in the same transaction, exceeds the amount of the actual investment opportunity, then the amount proposed to be invested by each such party will be allocated among them pro rata based on each party’s capital available for investment in the asset class being allocated of such parties involved in such investment opportunity, up to the amount proposed to be invested by each party. The Company Adviser will provide the Independent Directors with information concerning the Co-Investment Affiliates’ available capital to assist the Independent Directors with their review of the Company’s investments for compliance with these allocation procedures; and

(c) After making the determinations required in conditions 1 and 2(a), the Company Adviser will then distribute written information concerning the Potential Co-Investment Transaction, including the amount proposed to be invested by the Company and any Co-Investment Affiliate, to the Independent Directors for their consideration. The Company will co-invest with the Co-Investment Affiliates only if, prior to participating in such Co-Investment Transaction, the Required Majority concludes that:

(i) the terms of the transaction, including the consideration to be paid, are reasonable and fair and do not involve overreaching of the Company or its stockholders on the part of any person concerned;

(ii) the transaction is consistent with:

(A) the interests of the stockholders of the Company; and

(B) the Company’s then-current Objectives and Strategies;

(iii) the investment by the Co-Investment Affiliates would not disadvantage the Company, and participation by the Company is not on a basis different from, or less advantageous than, that of the Co-

Investment Affiliates; provided, that if any of the Co-Investment Affiliates, but not the Company, gain the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(c)(iii), if

(A) the Independent Directors who are eligible to vote under Section 57(o) of the 1940 Act (the “Eligible Directors”) shall have the right to ratify the selection of such director or board observer, if any;

(B) the Advisers agree to, and do, provide periodic reports to the Company’s Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C) any fees or other compensation that the Co-Investment Affiliates or any affiliated person of the Co-Investment Affiliates receives in connection with the right of the Co-Investment Affiliates to nominate or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the Company (which may, in turn, share its portion with its affiliated persons) and the other participating Co-Investment Affiliates in accordance with the amount of each party’s investment; and

(iv) the proposed investment by the Company will not improperly benefit the Advisers, any applicable Future Adviser or any affiliated person of any of them (other than the Company or the Co-Investment Affiliates) (a) to the extent provided by condition 12 of this Application; (b) to the extent provided by Sections 17(e) or 57(k) of the 1940 Act; (c) indirectly, as a result of an interest in securities issued by one of the parties to the Co-Investment Transaction; or (d) in the case of fees or other compensation described in condition 2(c)(iii)(C).

3. The Company shall have the right to decline to participate in any Co-Investment Transaction or to invest less than the amount proposed.

4. The Company Adviser shall present to the Board of the Company, including the Independent Directors, on a quarterly basis, a record of all investments made by the Co-Investment Affiliates during the preceding quarter that fell within the Company’s then-current Objectives and Strategies that were not made available to the Company and an explanation of why such investment opportunities were not offered to the Company. All information presented to the Board pursuant to this condition shall be kept for at least two years after the liquidation or dissolution of the Company and shall be subject to examination by the Commission and its Staff.

5. Except with respect to follow-on investments made in accordance with condition 8 below, the Company shall not invest in reliance on the Order in any portfolio company in which any Co-Investment Affiliate or any affiliated person thereof is an existing investor.

6. The Company shall not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date and registration rights are the same for the Company as for the Co-Investment Affiliates. The grant to a Co-Investment Affiliate, but not the Company, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company shall not be interpreted as violative of this condition 6, if conditions 2(c)(iii)(A), (B) and (C) are met.

7. (a) If any Co-Investment Affiliate elects to sell, exchange or otherwise dispose of an interest in a security that was acquired by the Company in a Co-Investment Transaction, the Fund Adviser or the applicable Future Adviser shall provide immediate notice of such election to the Company Adviser and the Company Adviser shall:

(i) notify the Company of the proposed disposition at the earliest practical time; and

(ii) formulate a recommendation as to participation by the Company in any such disposition.

(b) The Company shall have a right to participate in such disposition on a proportionate basis at the same price and on the same terms and conditions as those applicable to the Co-Investment Affiliates.

(c) The Company may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of the Company in such disposition is proportionate to its outstanding investments in the portfolio company immediately preceding the disposition; (ii) the Board of the Company has approved as being in the best interests of the Company the ability to participate in such dispositions on a pro rata basis (as described in greater detail in this Application); and (iii) the Board of the Company is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, the Company Adviser shall provide its written recommendation as to the Company’s participation to the Independent Directors, and the Company shall participate in such disposition solely to the extent that a Required Majority determines that it is in the Company’s best interests.

(d) The Company and each Co-Investment Affiliate shall each bear its own expenses in connection with any such disposition.

8. (a) If a Co-Investment Affiliate desires to make a follow-on investment in a portfolio company whose securities were acquired by the Company and such Co-Investment Affiliate in a Co-Investment Transaction or to exercise warrants or other rights to purchase securities of the portfolio company, the Fund Adviser or the applicable Future Adviser shall provide immediate notice of such election to the Company Adviser and the Company Adviser shall:

(i) notify the Company of the proposed follow-on investment at the earliest practical time; and

(ii) formulate a recommendation as to the proposed participation, including the amount of the proposed follow-on investment, by the Company.

(b) The Company may participate in such follow-on investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Co-Investment Affiliate in such investment is proportionate to its outstanding investments in the portfolio company immediately preceding the follow-on investment; (ii) the Board of the Company has approved as being in the best interests of the Company the ability to participate in follow-on investments on a pro rata basis (as described in greater detail in this Application). In all other cases, the Company Adviser shall provide its written recommendation as to the Company’s participation to the Independent Directors, and the Company shall participate in such follow-on investment solely to the extent that a Required Majority determines that it is in the Company’s best interests.

(c) If with respect to any follow-on investment:

(i) the amount of a follow-on investment is not based on the Company’s and the Co-Investment Affiliates’ initial investments in the securities of the applicable portfolio company immediately preceding such follow-on investment; and

(ii) the aggregate amount recommended by the Company Adviser to be invested by the Company in such follow-on investment, together with the amount proposed to be invested by the Co-Investment Affiliates in the same transaction, exceeds the amount of the follow-on investment opportunity, then the amount invested by each such party shall be allocated among them pro rata based on the ratio of capital available for investment in the asset class being allocated of such parties involved in the investment opportunity, up to the amount proposed to be invested by each party. The acquisition of follow-on investments as permitted by this condition will be subject to the other conditions set forth in this Application.

9. On a quarterly basis the Independent Directors shall be provided for review all information concerning Potential Co-Investment Transactions, including investments made by the Co-Investment Affiliates that the Company considered but declined to participate in, so that the Independent Directors may determine whether all investments made during the preceding quarter, including those investments which the Company considered but declined to participate, comply with the conditions of the Order. In addition, the Independent Directors shall consider at least annually the continued appropriateness for the Company of participating in new and existing Co-Investment Transactions.

10. The Company shall maintain the records required by Section 57(f)(3) of the 1940 Act as if each of the investments permitted under these conditions were approved by the Required Majority under Section 57(f) of the 1940 Act.

11. No Independent Directors may also be a director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the 1940 Act) of any Co-Investment Affiliate.

12. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) shall, to the extent not payable by an Adviser or a Future Adviser under any agreement with the Company or the Co-Investment Affiliates, be shared by the Company and the Co-Investment Affiliates in proportion to the relative amounts of their securities to be acquired or disposed of, as the case may be.

13. Any transaction fee (including break-up or commitment fees but excluding broker’s fees contemplated by Section 17(e)(2) of the 1940 Act) received in connection with a Co-Investment Transaction shall be distributed to the Company and the Co-Investment Affiliates on a pro rata basis, based on the amount they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by a Fund Adviser or a Future Adviser pending consummation of the Co-Investment Transaction, the fee shall be deposited into an account maintained by such Fund Adviser or the applicable Future Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(I) of the 1940 Act, and such account shall earn a competitive rate of interest that will also be divided pro rata between the Company and the Co-Investment Affiliates based on the amount they invest in such Co-Investment Transaction. None of the Co-Investment Affiliates or any affiliated person of the Company shall receive additional compensation or remuneration of any kind (other than (i) the pro rata transaction fees described above and (ii) investment advisory fees paid in accordance with the Investment Advisory Agreements with the Company and the Funds and any investment advisory agreement with a Future Co-Investment Affiliate) as a result of, or in connection with, a Co-Investment Transaction.

III.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application and the Notice and Order to:

Richard Siegel

H.I.G. WhiteHorse Advisers, LLC

1450 Brickell Avenue, 31st Floor

Miami, FL 33131

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

David J. Harris

Thomas J. Friedmann

Dechert LLP

1900 K Street, N.W.

Washington, DC 20006

B.	Authorizations

Pursuant to Rule 0-2(c) under the 1940 Act, the Applicants hereby state that the Board of the Company, by resolution duly adopted by the Board on November 5, 2012 (attached hereto as Exhibit A), the managing members of the Advisers and the general partners of the Funds and H.I.G. Capital, LLC, have authorized to cause to be prepared and to execute and file with the Commission this Application for the Order sought hereby.

The Applicants have caused this Application to be duly signed on their behalf on the 5th day of February 2013.

WHITEHORSE FINANCE, INC.

By:	/s/ Alastair G.C. Merrick
Name:	Alastair G.C. Merrick
Title:	Chief Financial Officer

H.I.G. WHITEHORSE ADVISERS, LLC

By:	/s/ Richard Siegel
Name:	Richard Siegel
Title:	Chief Compliance Officer

H.I.G. BAYSIDE DEBT & LBO FUND II, L.P.

By:	/s/ Richard Siegel
Name:	Richard Siegel
Title:	Authorized Signatory

H.I.G. BAYSIDE LOAN OPPORTUNITY FUND II, L.P.

By:	/s/ Richard Siegel
Name:	Richard Siegel
Title:	Authorized Signatory

H.I.G. BAYSIDE LOAN OPPORTUNITY FUND III (EUROPE-EURO), L.P.

By:	/s/ Richard Siegel
Name:	Richard Siegel
Title:	Authorized Signatory

H.I.G. BAYSIDE LOAN OPPORTUNITY FUND III (EUROPE-US$), L.P.

By:	/s/ Richard Siegel
Name:	Richard Siegel
Title:	Authorized Signatory

BAYSIDE CAPITAL, INC.

By:	/s/ Richard Siegel
Name:	Richard Siegel
Title:	Authorized Signatory

H.I.G. CAPITAL, LLC

By:	/s/ Richard Siegel
Name:	Richard Siegel
Title:	Authorized Signatory

WHITEHORSE VI, LTD.

By:	/s/ David Boyd
Name:	David Boyd
Title:	Director

H.I.G. WHITEHORSE CAPITAL, LLC

By:	/s/ Richard Siegel
Name:	Richard Siegel
Title:	Authorized Signatory

VERIFICATION

The undersigned states that he has duly executed the foregoing Application, dated February 5, 2013, for and on behalf of the Applicants, as the case may be, that he holds the office with such entity as indicated below and that all action by the directors, general partners or members of each entity, as applicable, necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof and that the facts set forth therein are true to the best of his knowledge, information and belief.

WHITEHORSE FINANCE, INC.

By:	/s/ Alastair G.C. Merrick
Name:	Alastair G.C. Merrick
Title:	Chief Financial Officer

H.I.G. WHITEHORSE ADVISERS, LLC

By:	/s/ Richard Siegel
Name:	Richard Siegel
Title:	Chief Compliance Officer

H.I.G. BAYSIDE DEBT & LBO FUND II, L.P.

By:	/s/ Richard Siegel
Name:	Richard Siegel
Title:	Authorized Signatory

H.I.G. BAYSIDE LOAN OPPORTUNITY FUND II, L.P.

By:	/s/ Richard Siegel
Name:	Richard Siegel
Title:	Authorized Signatory

H.I.G. BAYSIDE LOAN OPPORTUNITY FUND III (EUROPE-EURO), L.P.

By:	/s/ Richard Siegel
Name:	Richard Siegel
Title:	Authorized Signatory

H.I.G. BAYSIDE LOAN OPPORTUNITY FUND III (EUROPE-US$), L.P.

By:	/s/ Richard Siegel
Name:	Richard Siegel
Title:	Authorized Signatory

BAYSIDE CAPITAL, INC.

By:	/s/ Richard Siegel
Name:	Richard Siegel
Title:	Authorized Signatory

H.I.G. CAPITAL, LLC

By:	/s/ Richard Siegel
Name:	Richard Siegel
Title:	Authorized Signatory

WHITEHORSE VI, LTD.

By:	/s/ David Boyd
Name:	David Boyd
Title:	Director

H.I.G. WHITEHORSE CAPITAL, LLC

By:	/s/ Richard Siegel
Name:	Richard Siegel
Title:	Authorized Signatory

EXHIBIT A

RESOLVED, that each of the Officers is hereby authorized in the name and on behalf of the Company to submit and cause to be filed with the SEC an application for exemptive relief, in substantially the form presented at the meeting, with such changes, modifications, or amendments thereto as the officer or officers executing the same (personally or by attorney) may approve as necessary or desirable, such approval to be conclusively evidenced by his, her or their execution thereof.